Exhibit (a)(8)

Scholastic Corporation Announces Final Results

of Modified Dutch Auction Tender Offer

Company expects to purchase 5,199,699 shares of common stock at $30.00 per share

New York, NY – November 3, 2010 – Scholastic Corporation (Nasdaq: SCHL), the global children’s publishing, education and media company, announced today the final results of its “modified Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on October 28, 2010.

Scholastic accepted for purchase 5,199,699 shares of common stock at a price of $30.00 per common share for a total cost of $155,990,970. The shares of common stock purchased pursuant to the tender offer represent approximately 15.1 percent of the common shares outstanding as of October 27, 2010. Scholastic funded the purchase of the shares in the tender offer using cash which initially includes temporarily drawing on its existing credit facility.

Based on the final count by BNY Mellon Shareowner Services, the depositary for the tender offer (and excluding any conditional tenders that were not accepted due to the specified condition not being satisfied), 5,199,699 common shares were properly tendered and not withdrawn at a price at or below $30.00.

The depositary will promptly pay for the common shares accepted for purchase, and will promptly return the 2,569,511 common shares tendered and not purchased, pursuant to the terms of the tender offer. Upon completion of the tender offer, Scholastic Corporation has approximately 29.2 million shares of common stock outstanding.

As noted in the Offer to Purchase, Scholastic may in the future consider various forms of share repurchases, including open market purchases, tender offers and/or accelerated share repurchases or otherwise. After giving effect to the $155,990,970 expended in purchasing shares pursuant to the tender offer, the Company has approximately $44.5 million remaining under the current authorizations of the board of directors for share repurchases. Under applicable securities laws, the Company may not repurchase any of its common shares until after November 12, 2010. The timing, form and amount of any future share repurchases will depend on a variety of factors, including the Company’s results of operations, financial position and capital requirements, general business conditions, legal, tax, regulatory, rating agency and contractual constraints or restrictions and other factors the Company deems relevant.

Deutsche Bank Securities Inc. served as the dealer manager for the tender offer. BNY Mellon Shareowner Services served as the information agent. Shareholders and investors who have questions or need information about the tender offer may call BNY Mellon Shareowner Services LLC at (201) 680-6579 (banks and brokerage firms) or (866) 351-2987 (all others toll free).

About Scholastic

Scholastic Corporation (NASDAQ: SCHL) is the world’s largest publisher and distributor of children’s books and a leader in educational technology and children’s media. Scholastic creates quality educational and entertaining materials and products for use in school and at home, including children’s books, magazines, technology-based products, teacher materials, television programming, film, videos and toys. The Company distributes its products and services through a variety of channels, including proprietary school-based book clubs and school-based book fairs, retail stores, schools, libraries, television networks and the Company’s Internet site, www.scholastic.com.

Forward-Looking Statements

This news release contains certain forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties, including the conditions of the children’s book and educational materials markets and acceptance of the Company’s products within those markets, and other risks and factors identified from time to time in the Company’s filings with the Securities and Exchange Commission. Actual results could differ materially from those currently anticipated.

Contact: Scholastic Corporation

Investors:	Jeffrey Mathews 212-343-6741

Media:	Kyle Good 212-343-4563